August 25, 2006

Via facsimile to ((619) 236-1995) and U.S. Mail

David R. Snyder, Esq.
Pillsbury Winthrop Shaw Pittman LLP
501 West Broadway, Suite 1100
San Diego, CA  92101-3575

Re:	Petco Animal Supplies, Inc.
      Preliminary Schedule 14A
      Filed August 11, 2006
      File No. 000-23574

      Schedule 13E-3
      Filed August 11, 2006
      File No. 005-44229

		Form 10-K for fiscal year ended January 28, 2006
		File No. 0-23574

Dear Mr. Snyder:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that John Danhakl is both a director of the company and
a
partner in Leonard Green & Partners, one of the entities that, indirectly, is acquiring the company. Please include Mr. Danhakl as a filing person in the Schedule 13E-3.
2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-
3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for Mr. Danhakl. For example, include a statement as to whether Mr. Danhakl believes the
Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that Mr.
Danhakl signs the Schedule 13E-3 in his individual capacity.

Item 3.  Identity and Background of Filing Person
3. Please disclose the information under sub-item (c) in the document to be delivered to security holders. Refer to Rule 13e-3(e)(1).
4. With respect to your disclosure in the paragraph (c) of this Item, please tell us why you need to qualify your disclosure by limiting it to your knowledge. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Apply this comment to the section "Relationship Between Us and Leonard Green and TPG" in the proxy statement.

Preliminary Schedule 14A
General
5. Please fill in the blanks in the proxy statement.

Summary Term Sheet
6. We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that "the merger is fair to, and in the best interests of our stockholders (other than GEI
IV)."
Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders.
See Item 1014(a) of Regulation M-A.

Special Factors, page 6
7. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule
13e-3(e)(1)(ii).   Please revise the proxy statement to include
this
information in a "Special Factors" section in the beginning of the document.
8. Please provide the disclosure required of the company by Item 1013(b)-(c) of Regulation M-A. In this respect, please disclose the reasons for undertaking the transaction at this time and whether any strategic alternatives to an acquisition were ever discussed. As appropriate, expand your disclosure to address all alternatives considered and fully discuss why each alternative was rejected. Discuss the benefits and the risks associated with each alternative, and indicate why the alternatives were deemed inferior to the going-private merger. Your revised disclosure must include the alternatives considered by all filing persons.

Background of the Merger, page 6
9. Please describe here the scope of and limitations on the special committee`s authority with respect to this transaction. For example, did the special committee have the authority to reject an acquisition proposal?
10. We note that at various times during the special committee`s consideration of the two proposals, UBS provided updates and valuations, and made presentations to the special committee to assist it in its consideration of the proposals received. Please provide us with supplemental copies of any materials prepared by UBS in connection with its fairness opinion, including any "board books," draft fairness opinions provided to your special committee or board of directors and any summaries of presentations made to the special committee. All such materials generally fall within the scope of
Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3.
In addition, each presentation, discussion, or report held with or presented by UBS, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by UBS, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule
13E-3.
11. Please explain the concept of a "post-signing market check," as disclosed at the end of the first full paragraph on page 8.

Fairness of the Merger, page 20
12. We note that the board "joined in" the special committee`s conclusions regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release
No. 34-17719 (April 13, 1981).  Please revise accordingly.
13. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b)
of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers
Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, refer to the first bullet point on page 20: what specifically about your financial performance and results of operations, prospects and long-term strategy, etc. assisted the special committee in making its fairness determination?
14. See our comment above. Please also address how any filing person relying on the UBS opinion was able to reach the fairness determination as to unaffiliated security holders given that the UBS fairness opinion addressed fairness with respect to security holders other than the GEI IV, TPG V and their affiliates, rather than all security holders unaffiliated with the company.

Opinion of Independent Committee`s Financial Advisor, page 26
15. Please disclose the financial projections provided to UBS on May
8 and June 15, 2006.
16. Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the equity values, enterprise values, sales and EBITDA information for each comparable company that is the basis for the multiples disclosed on page 30 with respect to the Selected Public Companies Analysis,
(ii) the transaction date and data from each transaction that resulted in the multiples disclosed on page 32 with respect to the Selected Precedent Transaction Analysis, and (iii) the company`s projected results that were used in conducting the Discounted Cash Flows Analysis. Include also a description of how each analysis` results compare with the per share consideration offered to the company`s security holders.
17. Refer to the Discounted Cash Flow Analysis. Please explain how
UBS determined that discount rates of 12.5%-14.5% and EBITDA multiples of 5.0x-7.0x were the most appropriate indicators of value.
Disclose the industry averages.
18. We note your disclosure that UBS and its affiliates have, in the past, provided services to you. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.
19. We note your disclosure that UBS or its affiliates have in the past provided services to Leonard Green, TPG or their affiliates. Please describe in greater detail any material relationship that existed during the past two years and any compensation received or to be received as a result of that relationship between UBS or its affiliates and any of the filing persons listed above.

Certain Effects of the Merger, page 33
20. Please disclose the effective per share price paid by GS
Mezzanine Partners in connection with that party`s $50 million equity acquisition given the stated ownership resulting from that investment of 6.54%.

Financing for the Merger, page 36
21. Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.
22. Refer to the fifth bullet point on page 38. Please disclose whether any event having a material adverse effect on the company has occurred between January 28, 2006 and the date of the proxy statement.

Interest of Officers and Directors in the Merger, page 40
23. Please quantify Mr. Danhakl`s interest in the company following the merger.
24. Under the caption "Employment Agreements," please disclose the base salary upon which a change of control payment would be made for each individual listed in this section.

Material U.S. Federal Income Tax Consequences of the Merger, page
44
25. Delete the references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Summary Financial Information, page 66
26. We note that you have incorporated by reference the financial statements for the year ended January 28, 2006 and for the quarter ended April 29, 2006 and that you included in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. Please revise your disclosure to provide the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A. Also, provide the book value as of the date of your most recent balance sheet, as required by Item 1010(c)(5).
27. The pro forma data set forth in paragraphs (b) and (c)(6) of Item
1010 is also required. Please provide it or tell us your basis for not doing so.

Where You Can Find More Information, page 70
28. Refer to the third paragraph in this section. Note that Schedule
14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Forward-Looking Statements, page 69
29. We note your reference to the Private Securities Litigation Reform Act of 1995 in this section. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See
Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your proxy statement to delete the reference to the Reform Act, or revise to state explicitly that is safe harbor provisions do not apply in the context of this transaction.
30. We note the disclaimer that you do not undertake any obligations to update the forward-looking statements. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise accordingly.

Form of Proxy
31. Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Form 10-K for Fiscal Year Ended January 28, 2006

Exhibits 31.1 and 31.2

32. Please confirm that in future filings, you will remove the titles of the chief executive and chief accounting officers from the first sentence of the certifications. Certifications should read exactly as set forth in Item 601(b)(31) of Regulation S-K.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. Please direct any questions about the Annual Report on Form 10-K to Ta Tanisha Henderson at (202) 551-3322. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
David R. Snyder, Esq.
Pillsbury Winthrop Shaw Pittman LLP
August 25, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE